EXHIBIT 20.1

Defense Technology Systems Inc., Outlines Turnaround Strategy in Message from the Board of Directors

Dear Fellow Shareholders:

Defense Technology Systems has been through a number of challenging years and the resolution of these challenges will take some time. We are resolved and committed to overcoming the issues and building Defense Technology into a company that defines a new segment within the Homeland Security market.

We have recently made substantial progress in turning Defense Technology around and building a company with a market presence in the Homeland Security marketplace. Notably, we acquired an operating company within this market concentration. That operating company came with a balance sheet that improves Defense Technology's overall financial strength and provides the Company with additional leverage to support our restructuring and operational turnaround. In addition to jump-starting sales, the acquisition has facilitated new direct investment in Defense Technology, further enhancing our ability to overcome issues left in the wake of the company's past as well as fueling new growth.

We are heading in the right direction, though we will still need shareholder patience from time to time as we clear future hurdles one by one.

Shareholders may have already noticed that the company has not filed an annual report on Form 10-KSB, nor have we filed an extension. The acquisition in early 2005 of the above-referenced operating company substantially changed Defense Technology's capital structure. The annual report will include for the first time the newly acquired company's revenue contribution to the operating results of Defense Technology. However, the capital structure change caused us to implement a number of accounting and administrative changes. At the same time, we are implementing further accounting and administrative changes to improve the Company's operating foundation.

Several announcements will be forthcoming regarding these changes. While we are making every effort to complete the work associated with the changes in as timely a manner as possible, the changes have delayed the filing of the annual report. We are working to complete the changes and finish the annual report within the allowable extension period. However, we cannot guarantee that the annual report will be completed within this timeframe.

As we cannot guarantee finalizing the annual report with the extension period, we believe filing the extension could be considered misleading. We anticipate that the Company trading symbol will be annotated with an "E" indicating the company is out of compliance with its reporting requirements. We are confident that we will complete the necessary accounting and administrative changes currently delaying the annual report and subsequently file the annual report within the grace period permitted to rectify reporting compliance issues.

We encourage  shareholders  to contact the Company with  questions and concerns.
Shareholders    can   contact    investor    relations   at    404.261.1196   or
lcgroup@mindspring.com.

Thank you for your patience and support,

The Board of Directors